January 23, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of BondBloxx ETF Trust, under the Exchange Act of 1934:

- BondBloxx BBB Rated 1-5 Year Corporate Bond ETF
- BondBloxx BBB Rated 5-10 Year Corporate Bond ETF
- BondBloxx BBB Rated 10+ Year Corporate Bond ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com